Exhibit A
Ceragon Receives New Orders from a Tier 1 South Cone Operator

June 28, 2017

Ceragon Receives New Orders from a Tier 1 South Cone Operator

Ceragon's leading IP-20 platform and professional services, to support ongoing increase in capacity and coverage, as well as improve user experience for large scale 4G network

Little Falls, New Jersey, June 28, 2017 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that, during Q2, it has received orders totaling more than $7 million for its IP-20 Platform and related services from a tier 1 mobile operator in the Southern Cone of South America.  After a major 4G network rollout in 2015 and 2016, this long-standing customer has placed orders totaling over $12 million during the first half of 2017 to increase coverage and capacity across its large multi-country network.

The tier 1 operator requires a wireless backhaul solution capable of delivering ultra-high capacity that is fast to deploy and utilizes less real-estate and spectrum resources to support the growing need for capacity to cell sites. This additional coverage and capacity is required in order to deliver a high-quality experience to subscribers, reduce churn rates and support an aggressive growth strategy through new subscriber acquisition.

With these recent orders, the operator expands its use of the Ceragon IP-20 Platform across its multi-country, large scale 4G network to continuously deliver innovative, high-performance subscriber experiences through a high-capacity, scalable, and highly- reliable network. The operator also relies on Ceragon's fast roll out and integration services to ensure the fastest time to market, operational efficiency and customer satisfaction.

"Our customers are valued partners," said Ira Palti, president and CEO of Ceragon. "We continue to support the customer in fulfilling its long-term plans to add subscribers, reduce churn and increase revenues. It gives us great satisfaction and pride to see that so many of our long-term customers have standardized on our products."

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers' quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon's unique multicore technology provides highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

Ceragon Receives New Orders from a Tier 1 South Cone Operator

June 28, 2017

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Media Contact:	Investor Contact:
Tanya Solomon	Claudia Gatlin
Ceragon Networks
Tel: +972-3-543-1163	Tel. +1 212-830-9080
tanyas@ceragon.com	claudiag@ceragon.com

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This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: revenues, growth prospects, projections of gross margins, operating and other expenses, capital expenditures, profitability and liquidity, competitive pressures, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may" "plans" "anticipates" "believes" "estimates" "targets" "expects" "intends" "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the risk that Ceragon's expectations regarding future revenues and profitability will not materialize; risks relating to the concentration of our business in India, Latin America, Africa and in developing nations in other regions, including political, economic and regulatory risks from doing business in those regions and nations, including in relation to local business practices that  may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery regulations, currency export control issues and recent economic concerns; the risk that the business coming from our bigger customers will go down significantly or cease, the risk that Ceragon will not achieve the benefits it expects from its expense reduction plans and profit enhancement programs, as may be implemented from time to time; the risk of significant expenses in connection with potential contingent tax liability; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.